HealthEquity, Inc.

15 West Scenic Pointe Drive, Suite 100

Draper, Utah 84020

July 28, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mara L. Ransom

Re:	HealthEquity, Inc. - Request for Acceleration
Registration Statement on Form S-1
(File No. 333-196645)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HealthEquity, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Wednesday, July 30, 2014 at 4:00 p.m. Eastern Time or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

The Company hereby also respectfully requests that the effectiveness of its Form 8-A (File No. 001-36568) filed with your office on July 25, 2014 pursuant to the Securities and Exchange Act of 1934, as amended, for the Company’s common stock be accelerated to be simultaneous with the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

HealthEquity, Inc.

By:	/s/ Jon Kessler
Name:	Jon Kessler
Title:	President and Chief Executive Officer

cc:	Darcy Mott, Chief Financial Officer, HealthEquity, Inc.
Gordon R. Caplan, Esq., Willkie Farr & Gallagher LLP
Charles S. Kim, Esq., Cooley LLP